FORM 11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File Number 1-812



                        UNITED TECHNOLOGIES CORPORATION
                             EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)



                        UNITED TECHNOLOGIES CORPORATION
                          United Technologies Building
                              One Financial Plaza
                          Hartford, Connecticut  06101
               (Name of issuer of the securities held pursuant to
          the plan and the address of its principal executive office)




































                                     PAGE

          FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                             EMPLOYEE SAVINGS PLAN

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Pension Administration
  and Investment Committee of
  United Technologies Corporation
  and Members of the United Technologies
  Corporation Employee Savings Plan


In our opinion, the accompanying statements of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the financial position of the United Technologies Corporation Employee Savings Plan at November 30, 1993 and 1992, and the results of its operations and the changes in its plan equity for the year ended November 30, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE
Hartford, Connecticut
May 19, 1994





















                                     PAGE

              UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                        Statement of Financial Condition
                                November 30, 1993
                   (Thousands of Dollars, except unit values)

                                                                                                        UTC
                                                                    Income Fund     Equity Fund      Stock Fund       ESOP Fund
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                      $  2,620,323    $           -    $          -    $           -
    Beneficial interests in Bankers Trust Company Pyramid Fixed
     Income Index Fund, at market                                             -                -               -                -
    Beneficial interests in Bankers Trust Company Pyramid Equity
     Index Fund, at market                                                    -          281,926               -                -
    Beneficial interests in Bankers Trust Company Pyramid
     International Securities Index Fund, at market                           -                -               -                -
    United Technologies Corporation Common Stock, at market plus
     accrued dividends ($843)                                                 -                -         114,183                -
    United Technologies Corporation ESOP Preferred Stock, at
     guaranteed value                                                         -                -               -          809,895
    Participant loans, at cost plus accrued interest                          -                -               -                -
    Temporary investments, at cost plus accrued interest                     63                3           2,675            4,110
        Total Investments                                             2,620,386          281,929         116,858          814,005

  Contributions and fund and plan transfers receivable                      336            1,061              91                -
  Accrued ESOP contribution receivable                                        -                -               -          142,880
  Accrued dividends on ESOP Preferred Stock                                   -                -               -           13,291
  Accrued investment sales                                                    -                -             882                -
        Total Assets                                                  2,620,722          282,990         117,831          970,176

Less - Liabilities:
  Contributions and fund and plan transfers payable                       2,239                -             585                -
  Loans payable, net                                                        490              174               3                -
  Accrued interest on ESOP debt and note payable                              -                -               -           12,103
  ESOP debt                                                                   -                -               -          586,500
  Note payable to United Technologies Corporation                             -                -               -           98,933
        Total Liabilities                                                 2,729              174             588          697,536

Plan Equity                                                        $  2,617,993    $     282,816    $    117,243    $     272,640

Units of participation                                              572,460,112       31,296,082      24,763,454      197,765,611

Unit value                                                         $       4.57    $        9.04    $       4.73    $        1.38


                (See accompanying Notes to Financial Statements)

              UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                        Statement of Financial Condition
                                November 30, 1993
                   (Thousands of Dollars, except unit values)

                                                                                                       Funds
                                                                    Global Fund      Loan Fund        Combined
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                      $          -    $           -    $  2,620,323
    Beneficial interests in Bankers Trust Company Pyramid
     Fixed Income Index Fund, at market                                  14,829                -          14,829
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                        18,878                -         300,804
    Beneficial interests in Bankers Trust Company Pyramid
     International Securities Index Fund, at market                      15,736                -          15,736
    United Technologies Corporation Common Stock, at market
     plus accrued dividends ($843)                                            -                -         114,183
    United Technologies Corporation ESOP Preferred Stock, at
     guaranteed value                                                         -                -         809,895
    Participant loans, at cost plus accrued interest                          -           48,636          48,636
    Temporary investments, at cost plus accrued interest                  3,136                -           9,987
        Total Investments                                                52,579           48,636       3,934,393

  Contributions and fund and plan transfers receivable                      565              603           2,656
  Accrued ESOP contribution receivable                                        -                -         142,880
  Accrued dividends on ESOP Preferred Stock                                   -                -          13,291
  Accrued investment sales                                                    -                -             882
        Total Assets                                                     53,144           49,239       4,094,102

Less - Liabilities:
  Contributions and fund and plan transfers payable                           -                -           2,824
  Loans payable, net                                                          9            2,605           3,281
  Accrued interest on ESOP debt and note payable                              -                -          12,103
  ESOP debt                                                                   -                -         586,500
  Note payable to United Technologies Corporation                             -                -          98,933
        Total Liabilities                                                     9            2,605         703,641

Plan Equity                                                        $     53,135    $      46,634    $  3,390,461

Units of participation                                               36,657,462       46,634,000

Unit value                                                         $       1.45    $        1.00


                (See accompanying Notes to Financial Statements)

              UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                        Statement of Financial Condition
                                November 30, 1992
                   (Thousands of Dollars, except unit values)

                                                                                                        UTC
                                                                    Income Fund     Equity Fund      Stock Fund       ESOP Fund
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                      $  2,447,684    $           -    $          -    $           -
    Beneficial interests in Bankers Trust Company Pyramid
     Fixed Income Index Fund, at market                                       -                -               -                -
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                             -          225,116               -                -
    Beneficial interests in Bankers Trust Company Pyramid
     International Securities Index Fund, at market                           -                -               -                -
    United Technologies Corporation Common Stock, at market
     plus accrued dividends ($928)                                            -                -          96,721                -
    United Technologies Corporation ESOP Preferred Stock, at
     guaranteed value                                                         -                -               -          823,013
    Participant loans, at cost plus accrued interest                          -                -               -                -
    Temporary investments, at cost plus accrued interest                     12                -           5,434            2,546
        Total Investments                                             2,447,696          225,116         102,155          825,559

  Contributions and fund transfers receivable                                 9              759             385                -
  Accrued ESOP contribution receivable                                        -                -               -          108,856
  Accrued dividends on ESOP Preferred Stock                                   -                -               -           13,506
        Total Assets                                                  2,447,705          225,875         102,540          947,921

Less - Liabilities:
  Contributions and fund and plan transfers payable                       1,669               30               -                -
  Loans payable, net                                                      1,138              336             495                -
  Accrued interest on ESOP debt and note payable                              -                -               -           12,908
  ESOP debt                                                                   -                -               -          618,700
  Note payable to United Technologies Corporation                             -                -               -          107,033
  Accrued investment purchases                                                -                -           1,574                -
        Total Liabilities                                                 2,807              366           2,069          738,641

Plan Equity                                                        $  2,444,898    $     225,509    $    100,471    $     209,280

Units of participation                                              577,880,486       27,521,312      30,139,535      163,323,679

Unit value                                                         $       4.23    $        8.19    $       3.33    $        1.28


                (See accompanying Notes to Financial Statements)

              UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                        Statement of Financial Condition
                                November 30, 1992
                   (Thousands of Dollars, except unit values)

                                                                                                       Funds
                                                                    Global Fund      Loan Fund        Combined
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                      $          -    $           -    $  2,447,684
    Beneficial interests in Bankers Trust Company Pyramid
     Fixed Income Index Fund, at market                                   7,891                -           7,891
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                         9,781                -         234,897
    Beneficial interests in Bankers Trust Company Pyramid
     International Securities Index Fund, at market                       7,470                -           7,470
    United Technologies Corporation Common Stock, at market
     plus accrued dividends ($928)                                            -                -          96,721
    United Technologies Corporation ESOP Preferred Stock, at
     guaranteed value                                                         -                -         823,013
    Participant loans, at cost plus accrued interest                          -           47,334          47,334
    Temporary investments, at cost plus accrued interest                    400                -           8,392
        Total Investments                                                25,542           47,334       3,673,402

  Contributions and fund transfers receivable                               338              637           2,128
  Accrued ESOP contribution receivable                                        -                -         108,856
  Accrued dividends on ESOP Preferred Stock                                   -                -          13,506
        Total Assets                                                     25,880           47,971       3,797,892

Less - Liabilities:
  Contributions and fund and plan transfers payable                           -                -           1,699
  Loans payable, net                                                         10            1,101           3,080
  Accrued interest on ESOP debt and note payable                              -                -          12,908
  ESOP debt                                                                   -                -         618,700
  Note payable to United Technologies Corporation                             -                -         107,033
  Accrued investment purchases                                                -                -           1,574
        Total Liabilities                                                    10            1,101         744,994

Plan Equity                                                        $     25,870    $      46,870    $  3,052,898

Units of participation                                               20,568,454       46,870,000

Unit value                                                         $       1.26    $        1.00


                (See accompanying Notes to Financial Statements)

              UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                 Statement of Income and Changes in Plan Equity
                        Plan Year Ended November 30, 1993
                             (Thousands of Dollars)

                                                                                                        UTC
                                                                    Income Fund     Equity Fund      Stock Fund       ESOP Fund
Contributions:
  Members                                                          $    112,148    $      27,339    $      6,876    $           -
  Employer                                                                  331               48               8           70,147
        Total Contributions                                             112,479           27,387           6,884           70,147

Investment Income:
  Interest                                                              195,028                1             112               67
  Dividends                                                                   -                -           3,725           60,196
        Total Investment Income                                         195,028                1           3,837           60,263

Repayments on loans                                                      17,043            3,544           1,130                -

Unrealized appreciation of investments                                        -           16,477          27,045                -

Gain on sale of investments                                                   -            8,615           8,613                -

Deduct:
  Distributions to members:
    In cash                                                             131,157           11,783           4,205            6,584
    In shares of United Technologies Corporation Common Stock                 -                -             252                -
  Loans to participants                                                  16,586            3,081             968                -
  Interest expense                                                            -                -               -           54,599
  Earned and unapplied forfeitures                                            4                1               -              149
        Total Deductions                                                147,747           14,865           5,425           61,332

Inter-fund and inter-plan transfers                                      (3,873)          16,073         (25,312)          (5,718)

Transfer from other plans                                                   165               75               -                -

Net Increase/(Decrease) in Plan Equity                                  173,095           57,307          16,772           63,360

Plan Equity November 30, 1992                                         2,444,898          225,509         100,471          209,280

Plan Equity November 30, 1993                                      $  2,617,993    $     282,816    $    117,243    $     272,640


                (See accompanying Notes to Financial Statements)

              UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                 Statement of Income and Changes in Plan Equity
                        Plan Year Ended November 30, 1993
                             (Thousands of Dollars)

                                                                                                       Funds
                                                                    Global Fund     Loan Fund         Combined
Contributions:
  Members                                                          $      5,646    $           -    $    152,009
  Employer                                                                  116                -          70,650
        Total Contributions                                               5,762                -         222,659

Investment Income:
  Interest                                                                   23            3,728         198,959
  Dividends                                                                   -                -          63,921
        Total Investment Income                                              23            3,728         262,880

Repayments on loans                                                         593          (22,271)             39

Unrealized appreciation of investments                                    3,198                -          46,720

Gain on sale of investments                                                 367                -          17,595

Deduct:
  Distributions to members:
    In cash                                                               1,589            2,843         158,161
    In shares of United Technologies Corporation Common Stock                 -                -             252
  Loans to participants                                                     504          (21,150)            (11)
  Interest expense                                                            -                -          54,599
  Earned and unapplied forfeitures                                            -                -             154
        Total Deductions                                                  2,093          (18,307)        213,155

Inter-fund and inter-plan transfers                                      19,415                -             585

Transfer from other plans                                                     -                -             240

Net Increase/(Decrease) in Plan Equity                                   27,265             (236)        337,563

Plan Equity November 30, 1992                                            25,870           46,870       3,052,898

Plan Equity November 30, 1993                                      $     53,135    $      46,634    $  3,390,461


                (See accompanying Notes to Financial Statements)

             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements



NOTE 1 - DESCRIPTION OF THE PLAN

The United Technologies Corporation Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by United Technologies Corporation (United). Any employee in a participating business unit of United is eligible to participate in the Plan if the employee has completed at least one year of service. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from the Plan sponsor.

Members may elect to contribute, through payroll deductions, between 2 and 16 percent of their total compensation. Under the Internal Revenue Code, members whose annual earnings totaled no more than $62,345 could have elected to have tax-deferred contributions made on their behalf of up to 16 percent during plan year 1993. Members whose earnings exceeded that amount could have elected to have tax-deferred contributions in amounts up to 6 percent subject to non-discrimination tests. This threshold, which is adjusted annually for inflation, increased to $64,245 for plan year 1994. Member contributions are fully vested at all times under the Plan.

The employer will make contributions with respect to each member equal in amount to 60 percent of the members contributions, up to specified limits. United has established an Employee Stock Ownership Plan (ESOP) to serve as the vehicle for United's match of employee contributions. The ESOP Fund will be invested primarily in stock of United and is currently invested primarily in United Series A ESOP Convertible Preferred Stock, having a $4.80 dividend per annum (See Note 6). Employer contributions may not be directed to an investment fund other than the ESOP Fund except for members eligible for early retirement. Members who have reached at least age 55 and have completed at least 10 years of continuous service can, if they wish, direct that up to 50 percent, in multiples of 25 percent, of their ESOP account balances and future employer contributions be invested in the other investment funds offered through the Plan. Generally, employer contributions become fully vested two years after first joining the Plan.

All contributions are credited to a member account maintained by the Plan Administrator. Contributions will be invested, pursuant to each member's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund, and the Global Fund. Members may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in multiples of 25 percent among two or more of the funds. Members are permitted to transfer their accounts between investment funds once per quarter (in multiples of 10 percent).

The Income Fund is invested in contracts issued by five insurance companies designated by the Pension Investment Committee. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance carriers. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance carrier. The weighted average rate set for the 1993 calendar year was 8.0 percent.

The Equity Fund may be invested in common or capital stocks of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by the Trustee, Bankers Trust Company,

PAGE
which is invested primarily in similar types of equity securities. During 1993 and 1992, the Equity Fund was invested principally in the Trustee's BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by this investment are reinvested and increase market value.

The UTC Stock Fund consists principally of 1,831,759 and 2,134,618 shares of Common Stock of United at November 30, 1993 and 1992, respectively.

The Global fund may be invested in almost equal proportion in three different funds managed by the Trustee: the Pyramid International Securities Index Fund, the Pyramid Fixed Income Index Fund and the Pyramid Equity Index Fund. The International Securities Index Fund invests in four other international index funds managed by the Trustee. The Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments. Interest and dividends earned by these investments are reinvested and increase market value.

Members with at least two years of plan participation are allowed to borrow up to 50 percent of their account balances (excluding the ESOP Fund). Loan amounts can range from $1,000 to $50,000 and must be repaid in 5 years or less with interest.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Income and Changes in Plan Equity.

Members who transfer to a new location of United which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds.

Employees participating in the Plan at year end were as follows:

                                                               November 30,
                                                            1993        1992
Income Fund                                               48,098      49,766
Equity Fund                                               15,503      13,876
UTC Stock Fund                                             6,488       6,954
ESOP Fund                                                 43,033      45,714
Global Fund                                                4,379       3,606

The participants above may have investments in more than one of the investment funds.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

United has entered into a master trust agreement with the Trustee. Under this agreement, certain employee savings plans of United and its subsidiaries combine their trust fund investments in the Master Trust. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in such funds. The plans receive income from the funds' investments which increase the unit values. Distributions reduce the number of participation units held by the plans.

The investments of the Income Fund are valued at cost plus accrued interest. The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are

PAGE
valued at market value as determined by the Trustee by reference to published market data. The ESOP Preferred Stock is valued at its fair value, which is the higher of the guaranteed value ($65) or the market value of United's Common Stock (See Note 6).

The expenses of operating the Plan are payable  out of the funds held under  the
Plan, unless the employer  elects to pay  such expenses.   The expenses for  the
1993 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by United to satisfy the qualification and exemption requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. United has received a favorable determination letter (dated November 3, 1990) from the Internal Revenue Service (IRS) to the effect that the Plan qualifies under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by United, employees (at their election) and related earnings will be tax deferred until such amounts are distributed.

NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Master Trust Income Fund and the portion allocable to the Plan:

                                                                November 30,
(Thousands of Dollars)                                      1993           1992
CIGNA                                                  $ 1,409,243    $ 1,327,089
Aetna                                                      543,882        543,230
Travelers                                                  455,988        465,195
Prudential                                                 249,747        224,129
Metropolitan Life                                          328,543        219,295
                                                       $ 2,987,403    $ 2,778,938

Amount of the contracts allocable to the Plan          $ 2,620,323    $ 2,447,684

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. The gains recognized by the Master Trust funds and amounts allocable to the Plan are as follows:

                                                                       UTC
(Thousands of Dollars)                                   Equity       Stock       Global
                                                         Fund         Fund         Fund
Proceeds from sale of securities                       $  25,402    $ 22,566    $ 2,213
Cost basis of securities sold                             14,898      13,527      1,828
Gain on sale                                           $  10,504    $  9,039    $   385

Amount of the gain allocable to the Plan               $   8,615    $  8,613    $   367

PAGE

NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

                                                             November 30,               November 30,
                                                                 1993                       1992
(Thousands of Dollars)                                    Dollars       Units        Dollars       Units
Income Fund                                            $   8,900     1,946,163    $   3,755       887,788
Equity Fund                                                  972       107,542          275        33,510
UTC Stock Fund                                               312        65,841            -             -
Global Fund                                                  187       129,034           14        10,730
Loan Fund                                                    255       255,000          133       133,000

These amounts are reflected as liabilities in the Plan's Form 5500.

The November 30, 1992 Statement of Financial Condition has been restated in order to reflect requested distributions in the plan year in which paid.

NOTE 6 - EMPLOYEE STOCK OWNERSHIP PLAN

In conjunction with the establishment of the ESOP, discussed above, United's Board of Directors authorized 20,000,000 shares of preferred stock, par value $1.00 per share designated as Series A ESOP Convertible Preferred Stock, having an annual dividend of $4.80 per share. Each share of ESOP Preferred Stock is convertible into one share of United's Common Stock. On June 30, 1989, the Trustee acquired 10,153,847 shares of this new series of ESOP Preferred Stock at an acquisition price of $65.00 per share and placed them in the Master Trust for future allocation to participants. On March 30, 1990, the Trustee acquired an additional 2,900,000 shares of this new series of ESOP Preferred Stock at an acquisition price of $69.77 per share and placed them in the Master Trust for future allocation to participants. The ESOP financed the purchase of these shares with interest bearing promissory notes aggregating $862.3 million issued to United. In February 1990, the Trustee arranged permanent financing guaranteed by United for $660 million and repaid that amount to United. United shall contribute sufficient funds each year which, when combined with quarterly dividends on the ESOP Preferred Stock, will be used to meet the Trust's debt service requirements.

Participants in the ESOP Fund accrue on a monthly basis a beneficial interest equal to the employer contributions at the rate of 60% of members' participating contributions. This beneficial interest is represented by share equivalents of ESOP Preferred Stock, as calculated monthly at the higher of the month end price of United Common Stock or the $65.00 per share ESOP Preferred Stock guaranteed value. ESOP Preferred Stock dividends, at the annual rate of $4.80 per share, are attributed to these ESOP Preferred Stock share equivalents based on participants' beneficial interests in such shares held as of the record dates which are coincident with the payment dates. As of November 30, 1993 and 1992, participants in the ESOP Fund had an aggregate beneficial interest in ESOP Preferred Stock, net, and attributed dividends totaling approximately $272,640,000 and $209,280,000, respectively. Shares of ESOP Preferred Stock must be allocated to participants' accounts by the Trustee at least once per Plan year.

Purchased shares of ESOP Preferred Stock are held by the Trustee with the number of purchased shares allocated to each employee determined annually in accordance with a method approved by the Internal Revenue Service. To the extent that allocated shares are not sufficient to meet the matching requirement of the Plan, United will contribute additional ESOP Preferred Stock, Common Stock or cash.

Shares allocated to employees generally may not be distributed until the employee's termination, disability, retirement or death. Upon distribution, shares of ESOP Preferred Stock must be converted into one share of United's Common Stock or, if the value of the Common Stock is less than the guaranteed value, the Trustee may require United to repurchase the ESOP Preferred Stock for the guaranteed value.


PAGE

The Trustee accounts for participants' beneficial interests in the ESOP Fund based upon units of participation and related unit value (see Note 2).

The ESOP Preferred Stock is redeemable, in whole or in part, generally at the option of United at redemption prices ranging from $67.88-$69.77 per share plus accrued and unpaid dividends, beginning in June 1994.

NOTE 7 - ESOP DEBT

On February 1, 1990, the Master Trust with United as guarantor executed a Note and Guaranty Agreement to issue $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. Interest is payable quarterly on the 10th of March, June, September and December coincident with the dividend payment date on the ESOP Preferred Stock. Principal payments are payable annually on the 10th of December. The current amounts outstanding under the Agreement are as follows:

               Principal      Rate of
Note Series     (000's)      Interest        Due
     A        $  249,900      7.24%          1999
     B           286,600      7.68%          2008
     C            17,300      7.68%          2008
     D            32,700      7.68%          2009

              $  586,500

Required payments on these Notes, in aggregate, for the next five plan years are $33.9 million in 1994, $35.1 million in 1995, $35.9 million in 1996, $36.3 million in 1997, and $36.4 million in 1998.

NOTE 8 - NOTE PAYABLE TO UNITED

The Note Payable to United is a promissory note with an interest rate of 10.5%. Interest is payable quarterly on the 10th of March, June, September and December coincident with the dividend payment date on the ESOP Preferred Stock. Principal payments are payable annually on the 10th of December. Required principal payments on the Note for the next five plan years are $5.2 million in 1994, $5.5 million in 1995, $4.5 million in 1996, $4.5 million in 1997, and $4.6 million in 1998.

NOTE 9 - SUBSEQUENT EVENT

On February 9, 1994, the Trustee acquired an additional 1,400,000 shares of ESOP Preferred Stock at an acquisition price of $70.22 per share and placed them in the Master Trust for future allocation to participants. The ESOP financed the purchase of these shares with a 6.75% $98.3 million promissory note issued to United.













PAGE

                                   SIGNATURES


The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          EMPLOYEE SAVINGS PLAN



Dated:  May 19, 1994      By:  Thomas F. O'Connor
                               Thomas F. O'Connor
                               Director, Retirement Programs
                               United Technologies Corporation













































PAGE